August 6, 2019

Yanming Liu
Chief Executive Officer
Greenland Acquisition Corporation
Suite 906, Tower W1, Oriental Plaza, No. 1 East
Chang'an Street
Dongcheng District
Beijing, People's Republic of China

       Re: Greenland Acquisition Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed July 12, 2019
           File No. 1-38605

Dear Mr. Liu:

       We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed July 12, 2019

Selected Historical Consolidated Financial and Other Data of Zhongchai Holding, page 20

1. We note that gross profit for the years ended December 31, 2018 and 2017 as presented on page 20 does not agree to the amounts presented on page F-39. Please revise your presentation to reconcile this apparent discrepancy.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 21

2. Please ensure that the amounts presented here agree to the amounts presented in your pro forma financial statements beginning on page 98. In this regard, you present on page 23 cash and cash equivalents on a combined pro forma basis, assuming no redemptions, in
 Yanming Liu
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Greenland LastNameYanming Liu
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         the amount of $46,450,791 as of February 28, 2019; however, the related amount as presented on page 100 is $45,670,042.
As Zhongehai Holding expands its operations, it may need to establish a more diverse supplier network..., page 34

3. Indicate here whether you have any agreement with any of your key suppliers, and, if so, disclose the material terms of any agreement with any of your key suppliers in the business section.
The Share Exchange Agreement, page 59

4. Notwithstanding the disclaimers here and in the last paragraph under "Representations and
         Warranties" on page 63, the representations, warranties, and covenants in the merger agreement filed as Annex A with the proxy statement constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement.
         Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide Greenland's shareholders a materially complete understanding of the merger agreement disclosures. Description of negotiation process with Zhongchai Holding, page 72

5. Disclosure in the third paragraph states that Greenland and Zhongchai Holding conducted a meeting on November 18, 2018 and that Mr. David Ming He and Mr. Hanyi Zhou had a detailed discussion about Zhongchai Holding's current and forecasted financial results.
         Please summarize the forecasted financial results discussed.
Greenland Board's Reasons for the Approval of the Business Combination, page 75

6. Under "Other Terms and Conditions of the Share Exchange Agreement," please disclose the existing board member of Zhongchai Holding, one of the existing board members of
         Greenland, and the three director nominees who will serve as members of the Greenland board of directors post-closing.
7. In the fifth bullet point statement on page 77, please elaborate on the risks associated with the transportation industry in general.
Suppliers, page 138
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8. Disclosure indicates that Zhongchai Holding purchases raw materials from a small number of suppliers. Please disclose Zhongchai Holding's key suppliers.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Zhongchai Holding
Results of Operations, page 146

9. We note your risk factor on page 40 related to the value of the Renminbi against the U.S.
         dollar and its effect on your financial results reported in U.S. dollar terms. Please fully expand your discussion of each component of your results of operations for each period presented to appropriately address the impact of foreign currencies on your reported results from period to period.
10. You disclose on page 148 that other income decreased by $0.08 million due to the decrease of interest income. We note that other income is presented separately from interest income on page F-39. As such, please enhance your disclosure to clarify the types of items included within other income. Please also discuss the reasons for the changes in the interest income and interest expense line items.
Contractual Obligations, page 151

11. Please revise your table of contractual obligations to include in a separate line item the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe that these payments should be included in the table.
         Please also disclose any assumptions you made to derive these amounts. New Financial Accounting Pronouncements, page 152

12. We note that you do not think the adoption of certain pronouncements, such as ASU
         2014-09 and ASU 2015-17, will have a material impact on your financial position, results of operations, cash flows, or disclosures. Since these pronouncements are effective for you, please revise your disclosure to clearly state that you adopted the pronouncements and they did not have an impact on your financial position, results of operations, or cash flows, if true. In this regard, we note your disclosure on pages F-50 and F-51 whereby you did definitively disclose your conclusions of the impact of adoption of pronouncements that are already effective for you.
Financial Statements of Greenland Acquisition Corporation for the Year Ended November 30,
2018, page F-1

13. Please include interim financial statements for the period ended May 31, 2019. Please similarly update your financial information throughout the filing. See Rule 8-08 of
         Regulation S-X.
Note 7. Commitments and Contingencies
Registration Rights, page F-30
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14. We note that you entered into registration rights agreements on July 24, 2018 and on July
         12, 2019 as disclosed on pages F-30 and 67. Please disclose whether there are any maximum cash penalties under the registration rights agreements, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.
Financial Statements of Zhongchai Holding (Hong Kong) Limited for the Year Ended December
31, 2018, page F-34

15. Please include interim financial statements for the period ended June 30, 2019. Please similarly update your financial information throughout the filing. See Rule 8-08 of
         Regulation S-X.
Consolidated Statements of Cash Flows, page F-42

16. Please help us understand why you have presented interest paid within the cash flows from financing activities section. In this regard, we remind you that net income (loss)
         reported on your cash flows statements already accounts for interest expense during each respective period.
Note 2. Summary of Significant Accounting Policies
Cost of Goods Sold, page F-45

17. Please revise your disclosure to indicate if you include depreciation or amortization in your cost of goods sold. If you do not include depreciation or amortization in your cost of goods sold, please revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of goods sold title and removing the gross profit subtotal throughout the filing. See SAB Topic 11:B.
Note 25. Subsequent Events, page F-64

18. Please disclose the actual date through which subsequent events have been evaluated.
         Refer to ASC 855-10-50-1.

General

19. Please include a form of proxy which is marked clearly to indicate that it is preliminary.
         See Rule 14a-6(e)(1) of Regulation 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         You may contact Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or W. John
 Yanming Liu
Greenland Acquisition Corporation
August 6, 2019
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Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameYanming Liu
                                                           Division of
Corporation Finance
Comapany NameGreenland Acquisition Corporation
                                                           Office of
Manufacturing and
August 6, 2019 Page 5                                      Construction
FirstName LastName